

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2014

<u>Via E-Mail</u>
Barry Sloane
Chief Executive Officer
Newtek Business Services, Inc.
212 West 35th Street, 2nd Floor
New York, NY 10001

      **Re:    Newtek Business Services, Inc.**
              **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
              **Filed February 24, 2014**
              **File No. 001-16123**

Dear Mr. Sloane:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Securities Act Consequences, page 10

1. We note your response to comment 9 in our letter dated November 21, 2013.  We acknowledge your response that, absent your election to be regulated as a business development company, the reincorporation will not affect any other organizational or substantive changes in the Company's structure, however, your disclosure indicates your intent to operate as an investment company, specifically a business development company, following your reincorporation and you frame your proposal accordingly. Because you intend to operate as an investment company, specifically a business development company, subject to the Investment Act of 1940 and given the significance of this change the exception set forth at Rule 145(a)(2) is not applicable to you. Accordingly, absent an applicable statutory exemption, the securities to be issued in the transaction are required to be registered under the Securities Act of 1933.  For further guidance, refer to Securities Act Release 33-5463.

Comparison of Stockholder Rights Under Maryland and New York…, page 11

2. We note your response to comment 6 in our letter dated February 14, 2014 and your amended disclosure.  Please further amend your disclosure to individually identify the changes to your charter that are being made "to better align your governing documents with those of other BDCs."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc:     John Mahon
        SUTHERLAND